Exhibit 77(i)

Terms of New or Amended Securities

At the March 24, 2011 Board Meeting, the Board of Trustees of ING Money Market Portfolio approved the renewal of the 12b-1Plan fee waiver letter agreement under which ING Investments Distributor, LLC waives an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares and 0.10% per annum on the average daily net assets attributable to Service Class shares. The 12b-1 Plan fee waiver letter agreement was renewed for an additional one-year period through May 1, 2012.